# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bluerock Private Real Estate Fund, CIK 0001551047
CUSIP: 09631P102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 919 Third Avenue, 40th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001512024

## Reporting persons
- CAPTRUST Financial Advisors: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 4,407,780; shared voting power 0; sole dispositive power 7,449,559; shared dispositive power 0; aggregate amount beneficially owned 7,657,142 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Bluerock Private Real Estate Fund
Address of issuer's principal executive offices: 919 Third Avenue, 40th Floor, New York, NEW YORK 10022

## Item 2. Person Filing
Name of person filing: CAPTRUST Financial Advisors
Address of principal business office or, if none, residence:
4208 Six Forks Road, Suite 1700
Raleigh, NC 27609
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,657,142.39
Percent of class: 5.40
Sole power to vote or to direct the vote: 4,407,779.86
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,449,559.41
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- CAPTRUST Financial Advisors: Ann Leddy, CCO (08/25/2026)